VITAMIN SHOPPE, INC.,

VITAMIN SHOPPE INDUSTRIES INC.,

VS DIRECT INC.

2101 91st Street

North Bergen, New Jersey 07047

November 23, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Christopher Owings

Re:	Vitamin Shoppe, Inc Registration Statement on Form S-3 File No. 333-170293

Dear Mr. Owings:

Vitamin Shoppe, Inc., Vitamin Shoppe Industries Inc., and VS Direct Inc. (the “Registrants”) hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (SEC File No. 333-170293) for 2:00 p.m., Eastern Time, on Wednesday, November 24, 2010, or as soon thereafter as possible.

The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. Additionally, the Registrants acknowledge the following:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing of our Registration Statement on Form S-1 (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

2.	The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Filing effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

3.	The Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Christian O. Nagler at (212) 446-4660 of Kirkland & Ellis LLP, special counsel to the Registrants, as soon as the Registration Statement has been declared effective.

Vitamin Shoppe, Inc., Vitamin Shoppe Industries Inc., VS Direct Inc.

By:	/s/ James M. Sander
	Name:	James M. Sander, Esq.
	Title:	Senior Vice President, General Counsel and Corporate Secretary